Exhibit 99.1

August 13, 2019

Dear Shareholder,

You are cordially invited to attend the 2019 Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (the “Company” or “AudioCodes”), to be held on September 10, 2019, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders. AudioCodes’ Board of Directors recommends that you vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of AudioCodes, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

If a shareholder’s shares are held through a member of the Tel-Aviv Stock Exchange (the “TASE”) for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (“ISA”)) to the offices of the Company at the address set forth above, Attention: Chief Legal Officer. Voting at the Meeting or by way of a written ballot requires proof of ownership (ishur ba’alut), as of the record date, August 12, 2019 (the “Record Date”), issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Each shareholder whose shares are held through a member of the TASE should receive instructions about electronic voting from the TASE member through which the shares are held.

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations submitted to the United States Securities and Exchange Commission subsequently as reports on Form 6-K, all of which are available on our website at www.audiocodes.com.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Stanley Stern
Stanley Stern
Chairman of the Board of Directors

AUDIOCODES LTD.

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 10, 2019

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company” or “AudioCodes”), will be held on September 10, 2019, at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000), for the following purposes:

(1)	To reelect Ms. Zehava Simon as a Class I Director for an additional term of three years;

(2)	To reelect Mr. Lior Aldema as a Class I Director for an additional term of three years;

(3)	To approve the compensation policy for officers and directors of the Company for the years 2019-2021;

(4)	To approve an amendment to the employment agreement of Mr. Shabtai Adlersberg, the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors;

(5)	To ratify and approve the terms of employment of Mr. Lior Aldema, the Company’s Chief Business Officer and Global Head of Sales and a member of the Company’s Board of Directors;

(6)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2019, and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and

(7)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2018.

The foregoing items of business are more fully described in the Proxy Statement that is attached to this Notice and that is being mailed to the Company’s shareholders of record. A copy of the Proxy Statement is also available at the following websites: http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the “Distribution Sites”). Furthermore, shareholders may obtain the Proxy Statement by contacting the Company directly at the following telephone number: +972-3-976-4000. Shareholders may send statements of position in accordance with Israeli law to the Company no later than August 31, 2019. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 13, 2019. If we determine that a shareholder proposal has been duly and timely received and is appropriate under applicable Israeli law, we will publish a revised agenda in the manner set forth in the Proxy Statement.

Each member of the Tel-Aviv Stock Exchange (a “Member”) shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the Member; provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to August 12, 2019 (the “Record Date”).

A shareholder whose shares are held through a Member may obtain, upon request from the Member, a certification of ownership regarding his/her/its shares. Such certification may be obtained in the Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account. Such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform (“MAGNA”) of the Israel Securities Authority (the “ISA”)) to the offices of the Company at the address set forth above, Attention: Chief Legal Officer. Voting at the meeting or by way of a written ballot requires proof of ownership (ishur ba’alut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Each Shareholder whose shares are held through a Member should receive instructions about electronic voting from the Member through which the shares are held.

Shareholders may review the detailed versions of the proposed resolutions at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel, during regular working hours. Only shareholders who hold Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, in order to approve (i) the compensation policy for officers and directors of the Company for the years 2019-2021 in accordance with Proposal Three; and (ii) the amendment to the employment agreement of Mr. Shabtai Adlersberg in accordance with Proposal Four, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal or the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or whether you have a personal interest in the adoption of each of Proposal Three and Proposal Four. For a discussion of the definitions of “controlling shareholder” and “personal interest,” see the section entitled “Vote Required” under Proposal Three below.

All shareholders of record on the Record Date are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

Shareholders may sign and return proxy cards to the Company no later than September 9, 2019, at 2:00 p.m. Israel time.

FOR THE BOARD OF DIRECTORS

Stanley Stern
Chairman of the Board

Lod, Israel

August 13, 2019

AUDIOCODES LTD.

PROXY STATEMENT FOR 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 10, 2019

The enclosed proxy is solicited on behalf of the Board of Directors of AudioCodes Ltd. (the “Company” or “AudioCodes”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on September 10, 2019, at 2:00 p.m., local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel. The telephone number at that address is +972-3-976-4000.

These proxy solicitation materials are first being distributed on or about August 13, 2019, and will be mailed to all shareholders entitled to vote at the Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to receive notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.01, of the Company (“Ordinary Shares”) at the close of business on August 12, 2019 (the “Record Date”). You are also entitled to receive notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that was a shareholder of record of the Company at the close of business on the Record Date or that appeared in the participant listing of a securities depository on that date.

On the Record Date, 58,647,069 Ordinary Shares were issued, of which 29,175,455 Ordinary Shares were outstanding and 29,471,614 Ordinary Shares were held in treasury.

Revocability of Proxies

A form of proxy card for use at the Meeting is attached. Please follow the instructions on the proxy card. If you return a duly executed proxy card to us, you may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy. Ordinary Shares represented by a valid proxy card in the attached form will be voted in favor of all of the proposed resolutions to be presented to the Meeting, unless you clearly vote against a specific resolution.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services. The Company will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained. “Broker non-votes” are shares held by brokers or other nominees that are present in person or by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary authority under the applicable rules to vote on “routine” matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted on the election and compensation of directors and officers (Proposals One through Six), which are not considered to be routine matters, unless you provide voting instructions by way of your proxy card. Thus, it is critical for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote those shares, if the shareholder wants those shares to count.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the compensation earned during 2018 by our five most highly-compensated office holders (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Directors, Senior Management and Employees–Compensation” of our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the United States Securities and Exchange Commission (“SEC”) on March 19, 2019, a copy of which is available on our website at www.audiocodes.com.

BOARD OF DIRECTORS

The Company’s Board of Directors currently has seven directors, including two “outside directors” within the meaning of the Companies Law. The Company’s Articles of Association provide for a classified Board of Directors, with the Company’s directors (other than its outside directors) being divided into Class I, Class II and Class III directors. Following the Meeting, assuming the reelection of Ms. Zehava Simon as a Class I Director under Proposal One and the reelection of Mr. Lior Aldema as a Class I Director under Proposal Two, the Company’s Board of Directors will consist of seven directors, including two outside directors within the meaning of the Companies Law.

Each director (with the exception of Lior Aldema, who was elected in July 2018) had during 2017 and 2018 a record of attending over 75% of all Board of Directors’ meetings and over 75% of the meetings of each committee of the Board of Directors on which he or she serves. Since his election in July 2018, Mr. Aldema attended over 75% of the meetings of the Board of Directors (Mr. Aldema is not a member of any committee).

The Company’s outside directors are Mr. Doron Nevo and Dr. Eyal Kishon. Dr. Eyal Kishon’s term expires in 2020, and Mr. Doron Nevo’s term expires in 2021. These two outside directors have each been determined by our Board to meet the independence requirements of the NASDAQ Global Select Market.

The term of Ms. Zehava Simon as a Class I director expires at the Meeting and she has been nominated for reelection at the Meeting (see Proposal One). The term of Mr. Lior Aldema as a Class I director expires at the Meeting and he has been nominated for reelection at the Meeting (see Proposal Two). The Company’s Class II director, Mr. Joseph Tenne, will hold office until the 2020 Annual General Meeting of Shareholders. The Company’s Class III directors, Messrs. Stanley Stern and Shabtai Adlersberg, will hold office until the 2021 Annual General Meeting of Shareholders.

In accordance with the Companies Law, each of Ms. Simon and Mr. Aldema has certified to the Company that he or she meets all the requirements of the Companies Law for election as director of a public company, and possesses the necessary qualifications, and has sufficient time to devote, in order to fulfill his or her duties as a director of the Company, taking into account the Company’s size and special needs.

Mr. Stanley Stern, Mr. Shabtai Adlersberg, Mr. Joseph Tenne, Dr. Eyal Kishon and Mr. Doron Nevo are not standing for reelection at the Meeting. Biographical information concerning each of them follows for informational purposes only.

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Stanley Stern became a director and our Chairman of the Board in December 2012. From 2004 until 2013 Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a private merchant bank and strategic advisory firm. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. From 2002 until 2012, Mr. Stern served as the Chairman of the Board of Directors of Tucows, Inc., an internet service provider that is public traded company on NASDAQ, and, from 2012 until 2013, he served as a Director of Tucows. From 2012 until February 2014, he served as a director of Given Imaging Ltd., a manufacturer of medical devices, until Given Imaging was acquired by another company. From 2004 until 2009, he served as a director of Odimo Inc. (DBA Diamond.com), an online jewelry vendor. From 2005 until its sale in 2011, he served as a director and Chairman of the Audit Committee of Fundtech Ltd. From February 2015 Mr. Stern served as a director at SodaStream International Ltd. and as from February 2015 Mr. Stern is serving as the Chairman of the Board at SodaStream International Ltd. Mr. Stern received his M.B.A. from Harvard Business School and a B.S. from Queens College.

Shabtai Adlersberg co-founded AudioCodes in 1993, and has served as our President, Chief Executive Officer and a director since inception. Until December 2012, Mr. Adlersberg also served as the Chairman of our Board of Directors. Mr. Adlersberg co-founded DSP Group, a semiconductor company, in 1987. From 1987 to 1990, Mr. Adlersberg served as the Vice President of Engineering of DSP Group, and from 1990 to 1992, he served as Vice President of Advanced Technology. As Vice President of Engineering, Mr. Adlersberg established a research and development team for digital cellular communication that was spun-off in 1992 as DSP Communications. Mr. Adlersberg also serves as Chairman of the Board of Directors of Natural Speech Communication Ltd. and as a director of CTI Squared Ltd. Mr. Adlersberg holds an M.Sc. in Electronics and Computer Engineering from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology.

Joseph Tenne has served as one of our directors since June 2003. Since May 2017, Mr. Tenne has served as a financial advisor to Itamar Medical Ltd., an Israeli company listed on NASDAQ and on TASE. Mr. Tenne serves as a director of MIND CTI Ltd., an Israeli company listed on NASDAQ, OPC Energy Ltd., an Israeli company listed on TASE, Ability Inc., a Cayman Island company listed on NASDAQ and on TASE, Sapir Corp. Ltd., an Israeli company listed on TASE, and Ratio Oil Explorations (Finance) Ltd., an Israeli company listed on TASE. From August 2014 to April 2017, Mr. Tenne served as the Vice President Finance and Chief Financial Officer of Itamar Medical Ltd. From March 2014 to July 2014, Mr. Tenne served as the Chief Financial Officer of Orgenesis Inc., a U.S. company traded on NASDAQ. From March 2005 until April 2013, Mr. Tenne served as the Chief Financial Officer of Ormat Technologies, Inc., a company listed on the New York Stock Exchange and on TASE. From January 2006 until April 2013, Mr. Tenne also served as the Chief Financial Officer of Ormat Industries Ltd., an Israeli holding company which was listed on the Tel-Aviv Stock Exchange and was the parent company of Ormat Technologies, Inc. From 2003 to 2005, Mr. Tenne was the Chief Financial Officer of Treofan Germany GmbH & Co. KG, a German company, which is engaged in the development, production and marketing of oriented polypropylene films. From 1997 until 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel (PwC Israel) and a member of PricewaterhouseCoopers International Limited. Mr. Tenne holds a B.A. in Accounting and Economics and an M.B.A. from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

Dr. Eyal Kishon has served as one of our directors since 1997. Since 1996, Dr. Kishon has been Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Dovrat-Shrem/Yozma-Polaris Fund Limited Partnership. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital from 1992 to 1993. From 1991 to 1992, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon holds a B.A. in Computer Science from the Technion–Israel Institute of Technology and an M.Sc. and a Ph.D. in Computer Science from New York University.

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Doron Nevo has served as one of our directors since 2000. Mr. Nevo is the CEO of MultiVu a 3D Imaging company, which he co-founded in 2019. From 2001 to 2018, Mr. Nevo was Co-Founder, President & CEO of KiloLambda Technologies, Ltd. a Nano-Tech Optical company. From 1999 to 2001, Mr. Nevo was involved in fund raising activities for Israeli-based startup companies. From 1996 to 1999, Mr. Nevo served as President and CEO of NKO, Inc. Mr. Nevo established NKO in early 1995 as a startup subsidiary of Clalcom, Ltd. NKO designed and developed a full scale, carrier grade, IP telephony system platform and established its own IP network. From 1992 to 1996, Mr. Nevo was President and CEO of Clalcom Ltd. Mr. Nevo established Clalcom in 1992 as a telecom service provider in Israel. He also serves as a director of HBL (traded on TASE), Ultra-Charge (traded on the ASX) and of a number of private companies. Mr. Nevo holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology and an M.Sc. in Telecommunications Management from Brooklyn Polytechnic and NYU.

The Independence of Our Board of Directors

A majority of the Company’s directors must meet the independence standards specified in the NASDAQ Global Select Market’s Corporate Governance Requirements. Following the Annual Meeting, assuming the reelection of Ms. Zehava Simon and Mr. Lior Aldema, our Board will consist of seven members, five of whom will be independent under the NASDAQ Corporate Governance Requirements. Specifically, our Board has determined that each of Mr. Stanley Stern, Mr. Joseph Tenne, Ms. Zehava Simon, Mr. Doron Nevo and Dr. Eyal Kishon meets the independence standards of the NASDAQ Corporate Governance Requirements. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and that the other relationships that these directors have with us do not impair their independence. None of our directors, other than Mr. Shabtai Adlersberg and Mr. Lior Aldema (assuming his reelection), is a member of our executive team.

PROPOSAL ONE

reELECTION OF MS. ZEHAVA SIMON AS A CLASS I DIRECTOR

FOR A TERM OF THREE YEARS

Background

The Company’s Nominating Committee recommended that Ms. Simon be reelected to serve until the 2022 Annual General Meeting of Shareholders, and until her successor is elected and qualified.

Biographical information concerning Ms. Simon, the nominee for reelection as a Class I director, is set forth below.

Zehava Simon has served as one of our directors since February 2014. Ms. Simon served as a Vice President of BMC Software Inc. from 2000 until September 2013, most recently as Vice President, Corporate Development. From 2002 to 2011, Ms. Simon served as Vice President and General Manager of BMC Software in Israel. Prior to joining BMC Software, Ms. Simon held a number of executive positions at Intel Corporation. In her last position at Intel, she led the Finance and Operations division and the Business Development division for Intel in Israel. Ms. Simon has served as a board member of various companies, including InSightec from 2005-2012, M-Systems from 2005-2006 and Tower Semiconductor from 1999-2004. Ms. Simon is also a board member at Nova Measuring Instruments Ltd., an Israeli company listed on NASDAQ and on TASE. Amiad Water System Ltd. and NICE Ltd., an Israeli company listed on NASDAQ and on TASE. Ms. Simon holds a B.A. in Social Sciences from the Hebrew University, a law degree (LL.B.) from the Interdisciplinary Center in Herzliya and a Master’s Degree in Business and Management from Boston University.

Proposal

The shareholders are being asked to reelect Ms. Zehava Simon as a Class I director for a term until the 2022 Annual General Meeting of Shareholders, and until her successor is elected and qualified. Management knows of no current circumstances that would render Ms. Simon unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Ms. Zehava Simon to the Board of Directors of the Company to serve as a Class I director for a term of three years until the 2022 Annual General Meeting of Shareholders and until her successor has been elected and qualified or until her office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

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Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the reelection of Ms. Zehava Simon as a Class I director for a term of three years until the 2022 Annual General Meeting of Shareholders and until her successor has been elected and qualified or until her office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

PROPOSAL TWO

reELECTION OF MR. lior aldema AS A CLASS I DIRECTOR

FOR A TERM OF THREE YEARS

Background

The Company’s Nominating Committee recommended that Mr. Aldema be reelected to serve until the 2022 Annual General Meeting of Shareholders, and until his successor is elected and qualified.

Biographical information concerning Mr. Aldema, the nominee for reelection as a Class I director, is set forth below.

Lior Aldema has served as one of our directors since July 2018. He has served as our Chief Business Officer (CBO) since January 2018; from April 2012 until December 2017 he served as our Chief Operating Officer and Head of Global Sales. He has been employed by us since 1998 in various capacities, including head of the System Software Group in our research and development department until 2001 and subsequently as our Vice President, Product Management as well as our Vice President, Marketing. Prior to 1998, Mr. Aldema served as an officer, holding the rank of Major, in the Technical Unit of the Intelligence Corps of the Israel Defense Forces, heading both operational units and large development groups related to various technologies. Mr. Aldema holds a B.Sc. from the Technion – Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Proposal

The shareholders are being asked to reelect Mr. Lior Aldema as a Class I director for a term until the 2022 Annual General Meeting of Shareholders, and until his successor is elected and qualified. Management knows of no current circumstances that would render Mr. Aldema unable to accept nomination or reelection.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the shareholders of the Company hereby reelect Mr. Lior Aldema to the Board of Directors of the Company to serve as a Class I director for a term of three years until the 2022 Annual General Meeting of Shareholders and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

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Board Recommendation

The Board of Directors recommends a vote “FOR” the reelection of Lior Aldema as a Class I director for a term of three years until the 2022 Annual General Meeting of Shareholders and until his successor has been elected and qualified or until his office is vacated in accordance with the Company’s Articles of Association or the Companies Law.

PROPOSAL THREE

APPROVAL OF COMPENSATION POLICY FOR OFFICERS AND DIRECTORS OF THE

COMPANY FOR 2019-2021

Background

Under the Companies Law, every public company must adopt a compensation policy. Every office holder’s terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the compensation policy, and must be approved by the Compensation Committee and the Board. In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must also be approved separately by the shareholders of the Company, after the approval by the Compensation Committee and the Board.

In 2016, the shareholders of the Company approved a compensation policy for the Company’s officers and directors for the years 2016-2018. The Companies Law requires the Board to reevaluate the compensation policy from time to time, and also upon any material change in the circumstances that existed at the time the policy was formulated; the compensation policy must be reviewed and re-approved at least once every three years. The compensation policy must be recommended by the Compensation Committee, approved by the Board and approved by the shareholders, in that order. Our Compensation Committee has reviewed and revised our compensation policy based upon the factors set forth in the Companies Law. A copy of the proposed compensation policy for the years 2019-2021 (the “Compensation Policy”) is attached as Annex A to the Proxy Statement. Our Board then considered and approved the Compensation Policy, following the Board’s own examination of the compensation factors set forth in the Companies Law, and is recommending that shareholders approve the Compensation Policy at the Annual Meeting. If approved, the Compensation Policy will serve as the Company’s compensation policy for all of its officers and directors following the date of the Annual Meeting for the years 2019-2021.

Proposed Resolution

The shareholders are being asked to approve the Compensation Policy for the officers and directors of the Company for the years 2019-2021.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Compensation Policy for officers and directors of the Company for the years 2019-2021, as set forth in Annex A to the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.	a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the proposal, be voted “FOR” the proposal; or

2.	the total number of shares voted against approval of the proposal by non-controlling shareholders and shareholders who do not have a personal interest in the approval of the proposal does not represent more than two percent of the outstanding Ordinary Shares.

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The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder’s vote on this proposal will not be counted. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and certain members of the shareholder’s family, certain family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.”

The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter arising from connections with a controlling shareholder. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company’s Chief Legal Officer for guidance at +972-3-976-4000 or, if you hold your shares in “street name” you may ask the representative managing your account to contact the Company’s Chief Legal Officer at the number above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the approval of the Compensation Policy for the officers and directors of the Company for the years 2019-2021, as set forth in Annex A to the Proxy Statement.

PROPOSAL FOUR

APPROVAL OF an amendment to the employment agreement of Mr. Shabtai Adlersberg, the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors

Background

Pursuant to the Companies Law, in general, the terms of office and employment of our Chief Executive Officer and directors must be consistent with the Compensation Policy and be approved by the Company’s Compensation Committee, Board of Directors and shareholders.

Mr. Shabtai Adlersberg, the Company’s President and Chief Executive Officer, who also serves as a member of the Company’s Board of Directors, is employed by the Company under an employment agreement entered into in 2009, as amended in 2017.

The Company’s Compensation Committee and Board of Directors reviewed the compensation arrangements of the Company’s executives and recommended to amend certain terms relating to the annual bonus and equity compensation of Mr. Adlersberg. A copy of the proposed amendment to Mr. Adlersberg’s employment agreement is set forth in Annex B. The amendment shall not affect the other terms of Mr. Adlersberg’s employment agreement, as previously approved by the shareholders.

In making its recommendation, the Compensation Committee considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by Mr. Adlersberg, the compensation for comparably situated chief executive officers, the estimation of Mr. Adlersberg’s prior contributions to the Company and expected contributions to the future growth and profitability of the Company, as well as certain other factors prescribed by the Companies Law and the Compensation Policy.

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Proposed Resolution

The shareholders are being asked to approve the amendment to Mr. Shabtai Adlersberg’s employment agreement as detailed above and set forth in Annex B.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the employment agreement of Mr. Adlersberg be amended as set forth in Annex B to the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.	a simple majority of shares voted at the Meeting, excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the proposal, be voted “FOR” the proposal; or

2.	the total number of shares voted against approval of the proposal by non-controlling shareholders and shareholders who do not have a personal interest in the approval of the proposal does not represent more than two percent of the outstanding Ordinary Shares.

For the definition of a “controlling shareholder” under the Companies Law, see Proposal Three above. The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest; otherwise, the shareholder’s vote on this proposal will not be counted. For information regarding personal interests under the Companies Law and related voting procedures, please see Proposal Three above under the caption “Vote Required.”

Board Recommendation

The Board of Directors recommends a vote “FOR” the approval of the amendment to the employment agreement of Mr. Adlersberg as set forth in Annex B to the Proxy Statement.

proposal FIVE

RATIFICATION AND APPROVAL OF the terms of employment of Mr. Lior Aldema, the Company’s Chief Business Officer and Global Head of Sales and a member of the Company’s Board of Directors

Background

The Compensation Committee and the Board of Directors of the Company approved, subject to the approval of the Compensation Policy, the reelection of Mr. Aldema as a Class I director and shareholder ratification and approval, the terms of employment of Mr. Lior Aldema, the Company’s Chief Business Officer and Global Head of Sales and a member of the Company’s Board of Directors.

Proposal

The shareholders are being asked to ratify and approve the terms of Mr. Lior Aldema’s employment as described in Annex C.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the terms of Mr. Lior Aldema’s employment as described in Annex C to the Proxy Statement be ratified and approved.”

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Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the ratification and approval of the terms of Mr. Lior Aldema’s employment as described in Annex C to the Proxy Statement.

proposal Six

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF AUDITORS’ COMPENSATION

Background

The Audit Committee and the Board of Directors have selected the accounting firm Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2019. Kost Forer Gabbay & Kasierer have audited the Company’s books and accounts since the year ended December 31, 1997.

Proposal

Shareholders are being asked to ratify the selection of Kost Forer Gabbay & Kasierer as the Company’s independent auditors for 2019 and to authorize the Company’s Board of Directors to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board of Directors intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board of Directors. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent public accountants for the fiscal year ending December 31, 2019 be, and it hereby is, ratified, and that the Board of Directors (or the Audit Committee, if authorized by the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” the ratification of the appointment of the Company’s independent auditors and the authorization of the compensation of the auditors.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2018

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2018. The Annual Report on Form 20-F of the Company filed with the SEC for the year ended December 31, 2018, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website at www.audiocodes.com and on the SEC’s website at www.sec.gov.

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PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for this Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our Chief Legal Officer at the following address: 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our Chief Legal Officer must receive the written proposal no later than August 13, 2019. If the Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than August 20, 2019.

Shareholder Proposals for Annual General Meeting in 2020

To be considered for inclusion in the Company’s proxy statement for the 2020 Annual General Meeting of Shareholders (the “2020 AGM”) pursuant to the Companies Law, shareholder proposals must be in writing and must be properly submitted to the Chief Legal Officer of the Company, 1 Hayarden Street, Airport City, Lod 7019900, Israel, and must otherwise comply with the requirements of the Companies Law. We currently expect that the agenda for the 2020 AGM will include (1) the election (or reelection) of a Class III director, and the approval of compensation for such director; (2) the approval of the appointment (or reappointment) of the Company’s independent auditors and authorization of the compensation of the independent auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2019 and the auditors’ report for this period, as well as such other matters as the Board shall decide to include in the agenda.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2020 AGM by submitting their proposals in writing to AudioCodes Ltd., 1 Hayarden Street, Airport City, Lod 7019900, Israel, Attention: Chief Legal Officer. For a shareholder proposal to be considered for inclusion in the agenda for the 2020 AGM, our Chief Legal Officer must receive the written proposal not less than 90 calendar days prior to the first anniversary of the 2019 AGM, provided that if the date of the 2020 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2020 AGM, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2020 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2020 AGM is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of Ordinary Shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended) (the “U.S. Exchange Act”); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2020 AGM, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. AudioCodes may disregard shareholder proposals that are not timely and validly submitted.

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The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2020 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of 2019 Annual General Meeting of Shareholders.

MAILING OF PROXY STATEMENT; EXPENSES; SOLICITATION

The Company is first distributing this proxy statement and the enclosed form of proxy on or about August 13, 2019, and will mail the same to shareholders. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company may solicit proxies by telephone, in person, or by other means. Such directors, officers and employees will not receive additional compensation for such solicitation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

ADDITIONAL INFORMATION

The Company’s annual report for the fiscal year ended December 31, 2018 filed on Form 20-F with the SEC on March 19, 2019, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of AudioCodes’ website at www.audiocodes.com. In addition, the Company has filed a number of press releases with the SEC on Form 6-K, which are also available for viewing and download on the SEC’s website at www.sec.gov. Shareholders may also download a copy of these documents without charge at www.audiocodes.com.

The Company is subject to the information reporting requirements of the U.S. Exchange Act applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors

Stanley Stern
Chairman of the Board

Dated: August 13, 2019

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ANNEX A

Compensation Policy

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COMPENSATION POLICY

AudioCodes Ltd.

Compensation Policy for Executive Officers and Directors

As Approved by the Shareholders on [ ____ ], 2019

A.	Overview and Objectives

1.	Introduction

The purpose of this document is to describe the overall compensation strategy of AudioCodes Ltd. (“AudioCodes” or the “Company”) for its Executive Officers and Directors, and to provide guidelines for setting compensation of its Executive Officers and Directors (this “Compensation Policy” or “Policy”), in accordance with the requirements of the Companies Law, 1999 (the “Companies Law”).

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in the Companies Law, excluding, unless otherwise expressly indicated herein, AudioCodes’ Directors that do not have an active executive role with AudioCodes.

Under no event shall this Policy be construed to obligate the Company to provide and/or grant any compensation component mentioned hereunder, to any of its Executive Officers and/or Directors. The elements of compensation to which an Executive Officer or Director will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder. This Policy shall apply to compensation agreements and arrangements for specific Executive Officers or Directors approved after the date on which this Compensation Policy is approved by the shareholders of AudioCodes.

The Compensation Committee and the Board of Directors of AudioCodes shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

AudioCodes believes that strong, effective leadership is fundamental to its continued growth and success in the future. This requires the ability to attract, retain, reward and motivate highly-skilled individuals with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees. The Policy is intended to align between the need to incentivize Executive Officers to succeed in achieving their goals and the need to assure that the compensation structure meets AudioCodes’ interests and its overall financial and strategic objectives. The Policy is also designed to enable Executive Officers to be offered compensation packages that are competitive with those of other companies in our industry. To that end, this Policy is designed, among other things:

•	to ensure that the interests of the Executive Officers are closely aligned with the interests of AudioCodes’ shareholders and to emphasize equity pay and long-term incentives so that Executive Officers have an interest in AudioCodes’ sustained growth and success;

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•	to motivate the Executive Officers to achieve results with integrity and fairness without encouraging excessive risk-taking;

•	to support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes AudioCodes’ company values; and

•	to balance rewards for both short-term and long-term results to ensure sustained business performance over time.

3.	Compensation structure and instruments

3.1	Compensation instruments under this Compensation Policy may include the following:

3.1.1	Base salary;

3.1.2	Benefits and perquisites;

3.1.3	Cash bonuses;

3.1.4	Equity-based compensation; and

3.1.5	Retirement and termination of service arrangements.

3.2	A change in the compensation package of an Executive Officer which reports directly and/or indirectly to the Chief Executive Officer (“CEO”), which results in an increase of such Executive Officer’s total compensation by no more than an amount equal to 2 monthly salaries, may be approved solely by the CEO, provided all elements of compensation of such Executive Officer will continue to meet the requirements of the Compensation Policy.

3.3	In setting compensation of an Executive Officer, the Compensation Committee and the Board of Directors shall consider, among other things, the following parameters:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive Officer;
•	the Executive Officer’s position, responsibilities and prior compensation arrangements;
•	data of peer companies, including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Executive Officer’s expected contribution to AudioCodes’ future growth, profitability and stability;

•	the degree of responsibility imposed on and assumed by the Executive Officer;

•	the need to retain Executive Officers who have specific skills, know-how or unique expertise;

•	the ratio between the employment terms of the Executive Officer and the average and median compensation of AudioCodes’ other employees (including employee-contractors and agency contractors, if any), as well as whether such ratio has a negative effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

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4.	Overall compensation - Ratio between fixed and variable compensation

4.1	This Policy aims to balance the mix of Fixed Compensation (base salary, benefits and perquisites) and Variable Compensation (cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Company’s goals while considering Company’s management of business risks;

4.2	In light of the foregoing, the table below reflects the ratio between Fixed and Variable Compensation permitted under this Policy (per annum basis):

	Range for % of fixed compensation out of the total compensation	Range for % of variable compensation out of the total compensation (*)
CEO	10% - 100%	0 - 90%
Non Sales Executives	20% - 100%	0 - 80%
Sales Executives	20% - 100%	0 - 80%

(*) compensation includes annual bonuses and equity-based compensation. The variable component in regard of the equity compensation reflects the value at the date of grant.

5.	Inter-Company Compensation Ratio

5.1	In the process of composing this Policy, AudioCodes has examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of AudioCodes (including employee-contractors and agency contractors, if any) (the “Ratio”).

5.2	The possible ramifications of the Ratio on the work environment in AudioCodes were examined in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in AudioCodes.

5.3	The following is the current compensation Ratio: overall compensation of each Executive Officer, including the CEO, is not more than 35 times the average of the overall compensation of the other employees, and is not more than 35 times the median of the overall compensation of the other employees.

B.	Base Salary, Benefits and Perquisites

6.	Base Salary

6.1	The base salary varies between Executive Officers, and is individually determined according to the past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the Executive Officer.

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6.2	Since a competitive base salary is essential to Company’s ability to attract and retain highly skilled professionals, AudioCodes will seek to establish a base salary that is competitive with the base salaries paid to Executive Officers of a peer group of companies, while considering, among others, AudioCodes’ size and field of operation. To that end, AudioCodes may utilize as a reference comparative market data and practices.

6.3	In any event, for Executive Officers, the monthly base salary (which may be linked to the Consumer Price Index or other index) will not exceed:

•	CEO: $55,000
•	Other Executive Officers: $35,000

6.4	In addition, Executive Officers may be awarded a fixed one-time cash payment upon recruitment.

6.5	In the event that the services of the Executive Officer are provided via a personal management company and not by the Executive Officer directly as an employee of the Company, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by the Company in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

7.	Benefits and Perquisites

7.1	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1	Vacation of up to 25 days per annum;

7.1.2	Sick days of up to 90 days per annum;

7.1.3	Convalescence pay according to applicable law;

7.1.4	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.5	Company shall contribute on behalf of the Executive Officer to an insurance policy (managers insurance) or a pension fund, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.6	Company may contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to the practice in peer group companies;

7.1.7	Company may sponsor Private Health Insurance for the Executive Officer, in accordance with the Company’s policy and agreement with the insurance company;

7.1.8	Extended notice period; and

7.1.9	Acceleration of vesting of equity compensation for M & A.

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7.2	The Company may offer additional benefits and perquisites to the Executive Officers, which will be comparable to customary market practices, such as: company cellular phone benefits; company car benefits; refund of business travel including per diem when traveling and other business related expenses, insurances, etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with Company’s policies and procedures.

C.	Cash Bonuses

8.	The Objective

8.1	Compensation in the form of cash bonus(es) is an important element in aligning Executive Officers’ compensation with Company’s objectives and business goals in the short-term and the long-term, such that both individual performance and overall company success are rewarded.

8.2	The Company’s policy is to allow annual cash bonuses, which may be awarded to the Executive Officers as a percentage of certain financial performance, or upon the attainment of pre-set periodical objectives and personal targets, pursuant to distinguishable terms for different Executive Officers’ populations, as reflected in Section 9 below.

8.3	The performance targets payable to each Executive Officer (other than the CEO) shall be presented and recommended by the Company’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

Examples of performance targets that may be considered include:

•	financial results;
•	sales results;
•	efficiency metrics;
•	internal and external customer satisfaction;
•	enterprise value;
•	execution of specific projects; and
•	attainment of milestones.

9.	The Formula

CEO

9.1	The annual bonus of the CEO will be based on measurable financial results of the Company, as detailed below:

9.1.1	the product of (i) 2% and (ii) the Non-GAAP Operating Income (as defined below) for the applicable year; plus

9.1.2	the product of (i) 0.5% and (ii) the Year-over-Year Revenue Growth (as defined below) for the applicable year;

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provided, however, that in the event there is a Non-GAAP Operating Loss in the applicable year, then the CEO shall not be entitled to a bonus under item 9.1.1 above.

9.2	“Non-GAAP Operating Income” for the applicable year shall equal the Company’s actual annual operating income on a non-GAAP basis for the applicable year.

“Year-over-Year Revenue Growth” for the applicable year shall equal the difference between (i) the Company’s actual revenues for the applicable year, and (ii) the Company’s actual revenues for the year immediately prior to the applicable year.

9.3	A non-material portion equal up to the higher of three monthly base salaries or 25% of the annual bonus actually paid to the CEO may be based on qualitative, non-measurable criteria, according to the discretion of the Compensation Committee and the Board of Directors consideration.

9.4	The annual bonus will not exceed the amount of $1,000,000.

Executive Officers other than the CEO

9.5	The annual bonus will mainly be based on the measurable results of the Company, as compared to AudioCodes’ budget and work plan for the relevant year, and/or specific Key Performance Indicators relevant to the performance of the Executive Officer. Such measurable criteria will be determined at the commencement of each fiscal year (or start of employment, as applicable).

9.6	Executive Officers in sales or marketing positions may be entitled to participate in commission plans and special bonuses based on sales, sales targets or other sales-related performance.

9.7	For all Executive Officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the annual bonus calculation and increase the final bonus payout based, among other things, additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer including non-measurable criteria.

9.8	The annual cash bonus amounts of the Executive Officers will not exceed the following amounts:

9.8.1	For Executive Officers who do not hold a sales or marketing position, the amount of their base annual salary; and

9.8.2	For Executive Officers in sales or marketing positions (including the Chief Business Officer whether or not a Director of the Company) the amount of their base annual salary (which will include amounts under any commissions plans).

10.	Compensation Recovery (“Clawback”)

10.1	In the event of an accounting restatement, AudioCodes shall be entitled to recover from Executive Officers bonus compensation granted, earned or vested based on the Company’s pre-accounting restatement financial results in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back period.

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10.2	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards.

10.3	Nothing in this Section 10.3 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D.	Equity-Based Compensation

11.	The Objective

11.1	The equity-based compensation for AudioCodes’ Directors and Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual bonus, with its main objectives being to enhance the alignment between the Directors’ and Executive Officers’ interests with the long term interests of AudioCodes and its shareholders, and to strengthen the retention and the motivation of Directors and Executive Officers in the long term. In addition, since equity-based awards are to be usually structured to vest over a long term, their incentive value to recipients is aligned with longer-term strategic plans.

11.2	The equity-based compensation offered by AudioCodes is intended to be in a form of stock options and/or other equity instruments, such as RSUs or Restricted Shares, in accordance with the Company’s equity compensation plans and policies in place from time to time.

12.	General guidelines for the grant of equity-based compensation

12.1	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

12.2	As a general policy, equity-based compensation for AudioCodes’ Executive Officers shall fully vest over a period of between 1 to 4 years.

12.3	In addition to time-based vesting, the exercise or settlement of part or all of the equity-based compensation of certain Executive Officers may also be subject to the achievement of predetermined performance goals.

12.4	Terms of equity-based compensation will also include terms in connection with the Executive Officer’s termination or cessation of service (due to dismissal, resignation, death or disability) and changes in the Company’s ownership. This may include provisions for extending the period for exercise of equity-based compensation upon such termination, enabling acceleration of vesting of unvested equity-based compensation, etc.

12.5	The Board of Directors may, following approval by the Compensation Committee, make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a change of control.

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12.6	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of $2,000,000 per year of vesting on a linear basis.

E.	Retirement and Termination of Service Arrangements

13.	Advance notice

AudioCodes may provide an Executive Officer a prior notice of termination of up to 6 months (up to 12 months for the CEO), during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his equity-based compensation. During the advance notice period the Executive Officer may be required to continue providing services to AudioCodes.

14.	Transition period

AudioCodes may provide an additional transition period during which the Executive Officer will be entitled to up to an additional 6 months of continued base salary, benefits and perquisites beyond the advance notice period described above.

Additionally, the Board of Directors may, following approval by the Compensation Committee, approve to continue the vesting and/or the exercise eligibility of such Executive Officer’s options during such transition period.

The transition period shall be conditioned on terms of service of at least 2 years, on the employment relationship not being terminated with the Executive Officer for cause, and will be determined based on some or all of the following considerations: the period of service or employment of the Executive Officer (subject to as mentioned above, terms of service not being less than 2 years), service or employment terms during the Executive Officer’s service or employment period, AudioCodes’ performance during such period, Executive Officer’s contribution to the achievement of AudioCodes’ objectives and performance and the particular circumstances of termination of employment or service.

15.	Additional Retirement and Termination Benefits

AudioCodes may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws).

In addition, AudioCodes may provide additional termination payments in the event such Executive Officer’s employment is terminated within 12 months after a change of control of AudioCodes. Such termination payments shall not exceed in value the equivalent of 6 monthly base salaries of the Executive Officer (12 monthly base salaries for the CEO or CBO).

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F.	Exculpation, Indemnification and Insurance

16.	Exculpation

AudioCodes may exculpate the members of its Board of Directors and its Executive Officers from a breach of duty of care, to the extent permitted by applicable law.

17.	Indemnification

AudioCodes may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, as provided in the indemnity agreement between such individuals and AudioCodes, all subject to applicable law.

18.	Insurance

18.1	AudioCodes will provide “Directors and Officers Insurance” (the “Insurance Policy”) for its Directors and Executive Officers.

18.2	The maximum aggregate coverage for the Insurance Policy will be up to $100,000,000, as may be increased or decreased from time to time by the shareholders.

18.3	The maximum aggregate annual premium will be up to $2,000,000, as may be increased or decreased from time to time by the shareholders.

G.	Board of Directors Compensation

19.	The members of the Company’s Board of Directors may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

20.	In addition, the members of the Company’s Board of Directors may be granted equity-based compensation which shall fully vest over a period of between 1 to 4 years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, $350,000 per year of vesting, on a linear basis, subject to applicable law and regulations, and otherwise subject to the other terms as described in Item D (Equity-Based Compensation) of this Policy.

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ANNEX B

Form of Amendment No. 3 to Employment Agreement

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Amendment No. 3 to Employment Agreement

This Amendment No. 3 to Employment Agreement (this “Amendment”), is made and entered into as of ________, 2019, by and between AudioCodes Ltd., an Israeli company (No. 520044132 (“Company”), and Shabtai Adlersberg (ID No. 051626174), the Company’s President and Chief Executive Officer (the “Manager”).

Whereas, the Company and the Manager entered into a certain Employment Agreement, dated as of December 14, 2009, as amended subsequently (the “Employment Agreement”); and

Whereas, the Company and the Manager desire to amend certain terms of the Employment Agreement by cancelling his entitlement to an annual grant of 60,000 options and 60,000 RSU and instead receiving an annual grant of 80,000 RSU and no options, and in addition to raising the annual cap for his performance based annual bonus.

Now, Therefore, in consideration of the mutual covenants and agreements set forth herein, the parties hereby agree as follows:

1.	Amendment. Effective as of the date hereof, the Employment Agreement is hereby amended as follows:

1.1.	Section 6.2 shall be amended by deleting: “In no event shall the Annual Bonus exceed the annual Salary for the Applicable Year.” and substituting with the words: “In no event shall the Annual Bonus exceed the sum of US$1,000,000.”

1.2.	The Manager shall no longer receive option grants. Therefore, in Annex A (“Stock Options”) to the Employment Agreement the following text shall be deleted:

“Options: Annual Grant Amount - Options to purchase 60,000 Ordinary Shares, nominal value NIS 0.01 per share (“Ordinary Shares”), of the Company. The Options shall be granted in four (4) equal portions, such that, an amount equal to 25% of the Annual Grant Amount shall be granted on each Grant Date (as defined below).

Grant Date: The grant dates in each year shall be as follows:

December 14 in each year 25%;

March 14 in each year 25%;

June 14 in each year 25%;

September 14 in each year 25%.

The first grant date shall be December 14, 2017.

Exercise Price: For each Ordinary Share subject to an Option - 100% of the closing price of an Ordinary Share on the NASDAQ Global Market on the applicable Grant Date.”

1.3.	The Manager shall receive an annual grant of 80,000 RSU instead of his current entitlement to an annual grant of 60,000 RSU. Therefore: in Annex B (“Restricted Share Units”) the following sections in the current text shall be deleted:

“Restricted Share Units: Annual Grant Amount - Restricted Share Units entitling the holder to receive 60,000 Ordinary Shares.

Grant Date: December 14 in each year.

The first grant date shall be December 14, 2017.”

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The following new text shall be inserted in Annex B as follows:

“Restricted Share Units: Annual Grant Amount - Restricted Share Units entitling the holder to receive 80,000 Ordinary Shares.

Grant Date: September 14 in each year.

The first grant date shall be September 14, 2019.”

2.            No Other Amendments. Except as explicitly amended by this Amendment, all other terms of the Employment Agreement shall remain in full force and effect.

3.            Notice of Amendment. The Manager hereby confirms that the Amendment shall also serve as a notice of change of terms of employment in accordance with Section 3 of the Notice to Employees (Terms of Employment) Law 5762 –2002.

4.            Miscellaneous

4.1.         Governing Law. This Amendment shall be governed by and construed under the laws of the State of Israel without regard to its conflict of law principles.

4.2.         Severability. If any provision of this Amendment is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Amendment and the remainder of this Amendment shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Amendment shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

4.3.         Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Amendment and the intentions of the parties as reflected thereby.

4.4.         Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

4.5.         Titles and Subtitles. The titles and subtitles used in this Amendment are used for convenience only and are not to be considered in construing or interpreting this Amendment.

[Remainder of Page Intentionally Left Blank.]

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In Witness Whereof, the parties have executed this Amendment No. 3 to Employment Agreement as of the date first written above.

AudioCodes Ltd.

By:
Name:
Title:

Shabtai Adlersberg

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ANNEX C

Terms of employment of Mr. Lior Aldema

Mr. Lior Aldema is currently entitled to an annual base salary of NIS 960,000 (equal to approximately $274,760 based on the exchange rate in effect as of August 6, 2019).

In addition, Mr. Aldema is entitled to an annual bonus equal to up to NIS 960,000 (equal to approximately $274,760 based on the exchange rate in effect as of August 6, 2019), subject to the Company meeting certain annual targets for operating income and revenue. Between July 2018 and August 2019, Mr. Aldema received grants of 30,000 RSUs and options to purchase 37,500 of the Company’s Ordinary Shares and shall be entitled to receive options to purchase an additional 7,500 of the Company’s Ordinary Shares in each of October 2019 and January 2020. The RSUs vest quarterly over a four-year period from the date of grant and the options vest annually over a four-year period from the date of grant. The exercise prices of the options are based on the fair value of the Ordinary Shares at the time of grant as determined by the Company’s Board of Directors.

Commencing in April 2020, Mr. Aldema shall be entitled to receive an annual grant of 45,000 RSUs which vest quarterly over a four-year period from the date of grant.

Additionally, Mr. Aldema shall be entitled to receive an additional annual grant of RSUs for each of 2019, 2020 and 2021 valued at up to $100,000, $150,000 and $200,000, respectively, subject to the Company’s meeting certain annual targets. If granted, the additional RSUs will vest over a two-year period from the date of the publication of the audited financial statements for the relevant year.

Mr. Aldema’s employment agreement does not provide for a specified term and may be terminated by either party upon twelve (12) months’ prior written notice, during which time his employment will continue in accordance with the terms of his employment agreement and he will be entitled to all payments and benefits pursuant to his then-current compensation terms, including continued vesting of any equity-based awards.

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